UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

23306J101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

March 20, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23306J101	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,753,466 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,753,466 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,753,466 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 14,500 Ordinary Shares of DBV Technologies S.A. (the “Issuer”) underlying 14,500 warrants.
(2)	Based on 28,950,871 Ordinary Shares that will be outstanding following the Offering (as defined below), plus 529,162 additional Ordinary Shares issued as part of the Underwriters option (as defined below) according to information published by the Issuer’s on March 20, 2018. 2,754,780 Ordinary Shares reported as beneficially owned are owned through 5,509,560 American Depositary Shares. Each American Depositary Share represents one-half of one Ordinary Share of the Issuer.

CUSIP No. 23306J101	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,753,466 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,753,466 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,753,466 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 14,500 Ordinary Shares of the Issuer underlying 14,500 warrants.
(2)	Based on 28,950,871 Ordinary Shares that will be outstanding following the Offering (as defined below), plus 529,162 additional Ordinary Shares issued as part of the Underwriters option (as defined below) according to information published by the Issuer’s on March 20, 2018. 2,754,780 Ordinary Shares reported as beneficially owned are owned through 5,509,560 American Depositary Shares. Each American Depositary Share represents one-half of one Ordinary Share of the Issuer.

CUSIP No. 23306J101	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,753,466 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,753,466 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,753,466 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 14,500 Ordinary Shares of the Issuer underlying 14,500 warrants.
(2)	Based on 28,950,871 Ordinary Shares that will be outstanding following the Offering (as defined below), plus 529,162 additional Ordinary Shares issued as part of the Underwriters option (as defined below) according to information published by the Issuer’s on March 20, 2018. 2,754,780 Ordinary Shares reported as beneficially owned are owned through 5,509,560 American Depositary Shares. Each American Depositary Share represents one-half of one Ordinary Share of the Issuer.

CUSIP No. 23306J101	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,753,466 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,753,466 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,753,466 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 14,500 Ordinary Shares of the Issuer underlying 14,500 warrants.
(2)	Based on 28,950,871 Ordinary Shares that will be outstanding following the Offering (as defined below), plus 529,162 additional Ordinary Shares issued as part of the Underwriters option (as defined below) according to information published by the Issuer’s on March 20, 2018. 2,754,780 Ordinary Shares reported as beneficially owned are owned through 5,509,560 American Depositary Shares. Each American Depositary Share represents one-half of one Ordinary Share of the Issuer.

CUSIP No. 23306J101	Page 6 of 10 Pages

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	The Reporting Persons are:

1.	The Adviser
2.	The Adviser GP
3.	Felix J. Baker
4.	Julian C. Baker

(b)	The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c)   The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e)   During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

CUSIP No. 23306J101	Page 7 of 10 Pages

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On March 20, 2018, DBV Technologies S.A. (“the Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Goldman Sachs International, Barclays Capital Inc. and Deutsche Bank Securities Inc. (the “Underwriters”), related to a U.S. public offering and European private placement (the “Offering”) of an aggregate of 3,527,752 Ordinary Shares in (i) a public offering of 1,392,015 Ordinary Shares (as defined below) in the form of 2,784,030 American Depositary Shares (“ADS”) of the Issuer in the United States, Canada and certain other countries outside Europe at a price to the public of $21.26 per ADS and a concurrent private placement of 2,135,737 Ordinary Shares (as defined below) at a price to the public of €34.71 per Ordinary Share. Each ADS represents one-half of one Ordinary Share of the Issuer. (“Ordinary Shares”). The Offering is expected to close on March 23, 2018. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 529,162 Ordinary Shares to cover overallotments, if any (“Underwriters Option”).

Pursuant to the Offering, on March 21, 2018, 667 and Life Sciences purchased 112,399 and 1,002,478 Ordinary Shares of the Issuer, respectively, at the offering price of €34.71 per share, totaling 1,114,877 Ordinary Shares in the aggregate. Each of the Funds purchased Ordinary Shares of the Issuer with their working capital.

Michael Goller, a full-time employee of the Adviser currently serves on the Issuer’s Board of Directors (the “Board”) as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the warrants to purchase common stock of the Issuer (“the Warrants”). Michael Goller has no voting or dispositive power and no pecuniary interest in the Warrants previously disclosed in amendments to this Schedule 13D. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Warrants held by Michael Goller. The Funds are instead entitled to the pecuniary interest in the Warrants held by Michael Goller previously disclosed in amendments to this Schedule 13D. Baker Bros. Advisors LP has voting and investment power over the Warrants held by Michael Goller previously disclosed in amendments to this Schedule 13D.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may make suggestions to the management of the Issuer regarding corporate financing and strategy, and may acquire or dispose of securities of the Issuer (by means of open market transactions, privately negotiated transactions, exercise of some or all of the Warrants, or otherwise).

CUSIP No. 23306J101	Page 8 of 10 Pages

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)   Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 are incorporated herein by reference. Set forth below is the aggregate number of Ordinary Shares of the Issuer directly held by each of the Funds, including Ordinary Shares owned through American Depositary Shares held by each of the Funds, and the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each American Depositary Share represents one-half of one Ordinary Shares of the Issuer. The information set forth below is based upon 28,950,871 Ordinary Shares that will be outstanding following the Offering, plus 529,162 additional ordinary shares issued as part of the Underwriters option according to information published by the Issuer’s on March 20, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	417,030	1.4%
Baker Brothers Life Sciences, L.P.	4,321,936	14.7%
Total	4,738,966	16.1%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c)   The disclosure regarding the purchase of Ordinary Shares in the Offering described in Item 4 is incorporated herein by reference. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past sixty days.

(d)   Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

CUSIP No. 23306J101	Page 9 of 10 Pages

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

On March 23, 2018 the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Funds. Under the Registration Rights Agreement, the Issuer agreed that, if at any time and from time to time after October 1, 2018, the Funds demand that the Issuer register securities directly held by them for resale under the Securities Act of 1933, as amended, the Issuer would be obligated to effect such registration. The Issuer’s registration obligations under the Registration Rights Agreement cover all securities now held or later acquired by the Funds, including securities issued or issuable upon the exercise or conversion of any other securities, will continue in effect for up to ten years as long as securities held by the Funds remain Registrable Securities (as defined in the Registration Rights Agreement), and include the Issuer’s obligation to facilitate certain underwritten public offerings of securities by the Funds in the future, including one underwritten public offering per calendar year and a total of no more than three total underwritten public offerings.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1

Registration Rights Agreement, dated March 23, 2018, by and among DBV Technologies S.A., 667, L.P. and Baker Brothers Life Sciences, L.P. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 6-K, filed with the SEC on March 23, 2018).

CUSIP No. 23306J101	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker